February 17, 2009

Ruairi Regan

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Mail Stop 3030

Re:	Trans-India Acquisition Corp.
Revised Preliminary Proxy Statement on Schedule 14A
Filed February 10, 2009
File No. 1-33127

Dear Mr. Regan:

On behalf of Trans-India Acquisition Corp., a Delaware corporation (“Trans-India” or the “Company”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A for the Company (the “Amended Proxy”).

The Amended Proxy incorporates changes responsive to the comments set forth in the Commission’s letter to Mr. Bobba Venkatadri, dated February 13, 2009. For your convenience, we have repeated each comment prior to the response in italics. All references to page numbers in our discussion below each heading are to the pages in the Amended Proxy. The references to page numbers in the headings are to the Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Original Proxy”).

We are also sending courtesy copies of this letter to you by Federal Express, together with a redline of the Amended Proxy marked to show changes from the Original Proxy as initially filed.

1.	We note your response to prior comment 6. However the link between the vote and the tax laws remains in your document; see, for example, page 5. Therefore, we reissue the comment. Also, please clarify how the plan was designed to comply with the tax laws.

Trans-India has revised the Amended Proxy to address the Staff’s comment.

2.	Please clarify your response to prior comment 8. It appears that words were omitted.

The response to prior comment 8 was that Trans-India advises the Staff that it could only amend or modify the plan if such amendment was permitted under the Delaware General Corporation Law; provided that it would not amend or modify the plan if such amendment would require additional stockholder approval under the federal securities laws. Trans-India also advised the Staff that it believes that any amendment or modification that would be material to its stockholders would not be permitted without additional stockholder approval.

How much will I be entitled to receive, page 6

3.	Please reconcile the $86,250,004 figure in your response to prior comment 4 with the disclosure in your IPO prospectus.

Trans-India advises the Staff that the $86,250,004 figure is the net proceeds held from its IPO and private placement completed with its IPO, less $160,240 retained for Trans-India’s initial working capital needs. The prospectus discloses an amount of $86,250,000 in the Use of Proceeds table on page 33 of the prospectus. Trans-India has revised the Amended Proxy to better describe the calculation.

4.	Please reconcile your response to the first bullet point of prior comment 4 which refers to the net proceeds with your disclosure in this proxy statement like on page 4 which refers to the “entirety of the funds raised in the IPO plus amounts raised in a private placement completed prior to the IPO.”

Trans-India has revised the disclosure throughout the Amended Proxy to disclose that “the net proceeds raised in the IPO (plus $3,680,000 in deferred underwriters’ discount) plus amounts raised in a private placement completed prior to the IPO less $160,240 retained for Trans-India’s initial working capital needs, or $89.9 million, were placed in a trust account.”

5.	We note responses to the third, fourth and fifth bullet points of prior comment 4. Please tell us whether you could issue any additional common shares before the distribution. If you can, we reissue the comments.

Trans-India advises the Staff that it will not issue any additional common shares before the distribution.

6.	Regarding your response to the fifth bullet point of prior comment 4, it remains unclear why section 9 on page A-3 refers to distributions with respect to shares other than your IPO shares. This appears to be inconsistent with the penultimate sentence of Article V.D of your charter. Please advise.

Trans-India advises the Staff that as no shares of common stock have been issued since the IPO and as, in accordance with the response to comment 5, Trans-India will not issue any shares prior to the distribution, the description previously set forth in section 9 would only have encompassed the shares issued in Trans-India’s IPO. In order to provide clearer disclosure, Trans-India has revised the Amended Proxy as follows:

“All distributions made from assets in the IPO Trust shall be made exclusively to the stockholders of the Company holding shares issued in the Company’s IPO (“IPO Shares”), pro rata in accordance with the respective number of IPO Shares then held of record by the such stockholders…”

Risk Factors, page 11

7.	We note your response to comment 34 in our December 9, 2008 letter. We also note the disclosure in your IPO prospectus “If we do not effect a business combination within 18 months after consummation of this offering (or within 24 months from the consummation of this offering if a letter of intent, agreement in principle or definitive agreement has been executed within 18 months after consummation of this offering and the business combination has not yet been consummated within such 18 month period) .” Please provide us your analysis of whether your IPO disclosure regarding the business combination having not yet been consummated within the 18 month period creates a material risk that a reasonable investor believed that the possible extension to 24 months was to allow you to complete an acquisition for which you had signed a letter of intent within the original 18-month period so that investors would not lose the benefit of the effort you expended during that 18-month period - not to permit continuation of your pursuit of acquisitions for additional time if you had not been successful in identifying an acquisition to be presented to shareholders in the original 18-month period. Also, if in the future you create other acquisition companies, we urge you to more clearly explain this issue in your IPO disclosure.

Trans-India advises the Staff that it believed the disclosure in its IPO prospectus contemplated that the execution of a letter of intent prior to the 18-month deadline would extend the period of time within which it had to complete a business combination until February 14, 2009.

Trans-India advises the Staff that with respect to Solar Semiconductor it had begun discussions with Solar Semiconductor prior to the 18-month deadline. Specifically, it had begun discussions with Solar Semiconductor in June 2008 and continued such discussions into July 2008, at which point discussions were temporarily suspended while Solar Semiconductor explored other financing alternatives. In August 2008, Trans-India’s management, believing that the deadline for completing a business combination had been extended, determined to cease its discussions with the entity with which it signed a letter of intent, and determined to continue its discussions with Solar Semiconductor, which it believed to be a more attractive combination partner. Trans-India’s management made this business judgment, which it believed to be in the best interests of its stockholders, in reliance upon its belief that the business combination deadline had been extended until February 14, 2009.

Trans-India’s management does not believe that there is a material risk that investors believed it was only permitted to extend the deadline with respect to the entity that was the subject of the letter of intent. However, Trans-India respectfully acknowledges the Staff’s admonishment in the last sentence of comment 7, and will ensure that its sponsors are made aware of the potential that the language in the IPO prospectus could have been misunderstood to ensure that any future acquisition companies more clearly explain the issue.

The Company’s Board of Directors may delay… page 12

8.	We note your response to prior comment 5 and note that your risk factor on page 12 still states that the Board may delay implementation of the liquidation. We also note that your certificate of incorporation clearly states in Article V that the company “shall promptly adopt and implement a plan of distribution.” Therefore we reissue the comment. Likewise, the Board discretion reserved in sections 5 and 9 on page A-3 appears to be inconsistent with this statement in your charter; please advise.

Trans-India has revised the disclosure to remove the language referenced in the comment.

Selected Financial Data, page 13

9.	We note your references to the Company’s “financial statements and related notes” in the introductory paragraph. Please clearly identify the financial statements to which you are referring and clearly distinguish between audited and unaudited financial statements.

Trans-India has revised the disclosure in the Amended Proxy.

10.	Please tell us whether more current information is available. Also tell us whether you are aware of any material trends or results that differ from your results and trends disclosed in your current reports.

Trans-India advises the Staff the more current financial information is not available.

Trans-India advises the Staff that the only trends that may be viewed to have differed from its prior results is that (i) due to current market conditions interest rates fell during the fourth quarter of 2008, and (ii) Trans-India’s business combination-related expenses were higher than previous periods as it prepared and filed its business combination proxy statement during the fourth quarter. However, Trans-India does not believe the foregoing trends would be material to an investor’s decision whether to vote for the plan of liquidation. Trans-India believes that the primary issue investors care about is the liquidation price per share, which has been disclosed in a variety of public filings and is well known to Trans-India’s investors.

11.	We note your response to our prior comment 3. Please provide us with your analysis of why you chose not to provide comparative selected financial information for the nine months ended September 30, 2007, given Instruction 4 to Item 301 of Regulation S-K. Alternatively, you may provide such disclosure.

Trans-India has revised the selected financial data table to include comparative selected financial information for the nine months ended September 30, 2007.

The Dissolution and Plan of Liquidation Proposal, page 14

12.	We note your response to our prior comment 4. Please note that your revisions on page 14 in connection with the third bullet point contained in that comment appear to be in the wrong place. Please advise or revise

Trans-India has revised the disclosure in the third bullet point on page of the Amended Proxy to reflect its response to prior comment 4.

Reason for the Dissolution, page 15

13.	Please expand the disclosure provided in response to prior comment 7 to disclose the reason that you agreed to the termination of the share exchange agreement.

Trans-India has revised the disclosure to include the following sentence:

“The parties mutually agreed to the termination due to the time constraints of the transaction and the current market conditions.”

Beneficial Ownership, page 22

14.	Please expand your response to comment 81 of our December 9, 2008 comment letter to tell us whether you have reason to know the identity of the unidentified individuals who beneficially own the shares held in the name of entities included in your table.

Trans-India advises the Staff that, except for Marillion Pharmaceuticals India Pvt. Ltd. and Business Ventures Corp., it does have reason to know the identity of the unidentified individuals who beneficially own the shares held in the name of entities.

15.	Given your relationship to Business Ventures Corp described in footnotes 11 and 12, please tell us why you do not know the identity of the individuals who beneficially own the shares the shares held in the name of that entity.

Trans-India has added the following footnote for Business Ventures Corp. in the Amended Proxy:

“Business Ventures Corp. is a corporation owned solely by Steven Colmar, who has sole voting and dispositive power over the shares held by Business Ventures Corp. Craig Colmar is the brother of Steve Colmar. The principal business address of Business Ventures Corp. is 603 W. 13th, suite 1A-247; Austin, Texas 78701.”

Should you have any questions regarding the foregoing, please do not hesitate to contact Ralph V. De Martino at (202) 912-4825 or Cavas S. Pavri at (215) 665-5542.

Sincerely,

/s/ Cozen O’Connor
Cozen O’Connor